HW Electro Co., Ltd.

December 30, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention:	SiSi Cheng
Andrew Blume
Evan Ewing
Asia Timmons-Pierce

Re:	HW Electro Co., Ltd.
Registration Statement on Form F-1, as Amended
Initially Filed on April 29, 2024
File No. 333-278974

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, HW Electro Co., Ltd. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on December 31, 2024, or as soon thereafter as practicable.

Very truly yours,

HW Electro Co., Ltd.

By:	/s/ Weicheng Hsiao
	Name:	Weicheng Hsiao
	Title:	Chief Executive Officer